

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Post-Effective Amendment No. 1 to Form S-3 on Form S-1**
> **Filed August 23, 2023**
> **File No. 333-270542**

Dear Neal Shah:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed August 23, 2023

Incorporation of Documents By Reference, page iv

1. We note that you incorporate information by reference into your prospectus. However, since you have not yet filed your Form 10-K for the fiscal year ended June 30, 2023, you are not eligible to incorporate by reference. Refer to General Instruction VII.C to Form S-1. Please amend to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended June 30, 2023, and update this section accordingly.

<u>Risk Factors, page 6</u>

2.   We note you have removed a risk factor that appeared in your registration statement at the time of effectiveness which discussed the risk that you may not have access to the full amount available to you under your equity line transaction. Please revise to reinsert this risk factor or provide your analysis as to why this no longer reflects a material risk.

<u>General</u>

3.   We note your financial information appears to be stale where it is as of a date more than 45 days after your year-end of June 30, 2023. In this regard we note that Rule 8-08(b) of Regulation S-X requires audited financial statements of the most recently completed year in view of the company having reported losses for the fiscal year ended 2022 and the likelihood, based on the nine-month period ended March 31, 2023, that the company will be reporting a loss during the most recently completed fiscal year. Please amend your filing to update your financial statements and related disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Andrew C. Thomas